SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

              Endorex Corporation (f/k/a ImmunoTherapeutics, Inc.)
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   452916 40 6
                                   -----------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
                            -----------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 31, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                    [ ]

Check the following box if a fee is being paid with this Statement:
                                                                    [ ]

CUSIP No. [452916406]               13D                   Page 2 of 19 Pages

--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]  (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS* OO (see Item 3 below)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7   SOLE VOTING POWER
                                           None
             NUMBER OF             ---------------------------------------------
              SHARES                   8   SHARED VOTING POWER
           BENEFICIALLY                    3,117,585
             OWNED BY              ---------------------------------------------
               EACH                    9   SOLE DISPOSITIVE POWER
             REPORTING                     None
              PERSON               ---------------------------------------------
               WITH                   10   SHARED DISPOSITIVE POWER
                                           3,117,585
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,117,585
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                       [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         30.65%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

CUSIP No. [452916406]                13D                  Page 3 of 19 Pages

--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]  (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4 SOURCE OF FUNDS* OO (see Item 3 below)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
                                            None
             NUMBER OF             ---------------------------------------------
              SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY                     973,398
             OWNED BY              ---------------------------------------------
               EACH                    9    SOLE DISPOSITIVE POWER
             REPORTING                      None
              PERSON               ---------------------------------------------
               WITH                   10    SHARED DISPOSITIVE POWER
                                            973,398
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         973,398
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.72%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

CUSIP No. [452916406]                   13D               Page 4 of 19 Pages

--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund II, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]   (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS* OO (see Item 3 below)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
                                            None
             NUMBER OF               -------------------------------------------
              SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY                     10,504
             OWNED BY                -------------------------------------------
               EACH                    9    SOLE DISPOSITIVE POWER
             REPORTING                      None
              PERSON                 -------------------------------------------
               WITH                   10    SHARED DISPOSITIVE POWER
                                            10,504
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,504
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                   [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

CUSIP No. [452916406]                 13D                 Page 5 of 19 Pages

--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Aries Master Fund, A Cayman Island Exempted Company
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]  (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS* OO (see Item 3 below)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
                                            None
             NUMBER OF               -------------------------------------------
              SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY                     2,133,683
             OWNED BY                -------------------------------------------
               EACH                    9    SOLE DISPOSITIVE POWER
             REPORTING                      None
              PERSON                 -------------------------------------------
               WITH                   10    SHARED DISPOSITIVE POWER
                                            2,133,683
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,133,683
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                    [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.14%
--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON* OO (see Item 2)
--------------------------------------------------------------------------------

CUSIP No. [452916406]                 13D               Page 6 of 19 Pages

--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]  (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS* OO (see Item 3 below)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
                                            1,434,033
             NUMBER OF              --------------------------------------------
              SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY                     3,117,505
             OWNED BY               --------------------------------------------
               EACH                    9    SOLE DISPOSITIVE POWER
             REPORTING                      1,434,033
              PERSON                --------------------------------------------
               WITH                   10    SHARED DISPOSITIVE POWER
                                            3,117,505
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,551,538
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                    [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.22%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

        (a)    Common Stock, $.001 par value ("Shares")

               Endorex   Corporation  (f/k/a   ImmunoTherapeutics,   Inc.)  (the
               "Issuer")  900 North  Shore  Blvd.  Lake  Bluff,  IL 60044  (847)
               604-7555

Item 2. Identity and Background.

        Names of Persons Filing:

        (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Domestic Fund II, L.P. ("Aries II"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). The Reporting Parties have made, and will continue to make, their own investment decisions. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

        (b) Paramount Capital's, Aries Domestic's, Aries II's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

        (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic, and Aries II(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund,(3) a Cayman Islands exempted company.

        (d) Dr. Rosenwald, Paramount Capital, Aries Domestic, Aries II and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Dr. Rosenwald, Paramount Capital, Aries Domestic, Aries II and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandat ing activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    Dr. Rosenwald is a citizen of the United States.

---------------
   1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

   2 Please see attached Exhibit C indicating the general partner of Aries Domestic and Aries II and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

   3 Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration.

        Since the date of Amendment No. 5 to the Original Statement on Schedule 13-D ("Amendment No. 5"), filed on April 22, 1999, Aries Domestic used its general funds to purchase an aggregate of 104,109 shares of Common Stock of the Issuer in the open market, Aries II used its general funds to purchase an aggregate of 10,382 shares of Common Stock of the Issuer in the open market and the Aries Fund used its general funds to purchase an aggregate of 246,964 shares of Common Stock of the Issuer in the open market. In addition, on April 15, 1999, pursuant to the contractual provisions of its investment in a private placement of the Issuer on October 16, 1997 (the "Private Placement"), Aries Domestic received an additional issuance 28,276 Shares of Issuer common stock and the Aries Fund received an additional issuance of 56,080 Shares of Issuer common Stock.

Since April 22, 1999, Aries Fund made the following open market acquisitions:

                             Date           No. of Shares      Price
                             ----           -------------      -----
                            04/22/99              850          $2.063
                            04/23/99              850          $2.000
                            04/26/99              950          $1.688
                            04/27/99              850          $1.688
                            04/28/99              850          $1.688
                            04/29/99              850          $1.688
                            04/30/99              650          $1.750
                            05/03/99              350          $1.688
                            05/04/99              700          $1.750
                            05/05/99              700          $1.625
                            05/06/99              700          $1.813
                            05/07/99            1,000          $1.938
                            05/10/99            1,120          $1.938
                            05/11/99            1,120          $1.793
                            05/12/99            1,120          $1.938
                            05/13/99            1,120          $1.938
                            05/14/99            1,120          $2.000
                            05/17/99            1,400          $1.875
                            05/18/99            1,400          $2.000
                            05/19/99            1,400          $1.906
                            05/20/99            1,400          $2.000
                            05/21/99            1,400          $1.938
                            05/24/99            1,540          $1.938
                            05/25/99            1,540          $2.000
                            05/26/99            1,540          $1.875
                            05/27/99            1,540          $1.938
                            05/28/99            1,540          $2.125
                            06/01/99            1,540          $2.000
                            06/01/99              200          $2.000
                            06/02/99            1,540          $2.000
                            06/03/99            1,540          $2.000
                            06/04/99            1,540          $2.000
                            06/07/99            1,190          $1.938
                            06/08/99            1,190          $2.000
                            06/09/99            1,190          $2.000
                            06/10/99            1,190          $2.000
                            06/11/99            1,190          $1.875
                            06/14/99            1,050          $2.000
                            06/15/99            1,050          $1.875
                            06/16/99            1,050          $1.938
                            06/17/99            1,050          $1.875
                            06/18/99            1,050          $1.875
                            06/21/99            1,260          $1.875
                            06/23/99            1,260          $1.875
                            06/24/99            1,260          $1.875
                            06/25/99            1,260          $1.813
                            06/28/99            1,700          $1.813
                            06/29/99            1,260          $1.875
                            06/30/99            1,260          $1.875

                             Date           No. of Shares      Price
                             ----           -------------      -----
                            07/07/99            1,242          $2.125
                            07/08/99            1,240          $2.125
                            07/09/99            1,800          $1.975
                            07/12/99            1,794          $2.000
                            07/13/99            1,794          $1.813
                            07/14/99            1,794          $1.875
                            07/15/99            1,794          $1.745
                            07/16/99            1,794          $1.813
                            07/19/99            1,789          $1.688
                            07/20/99            1,789          $1.688
                            07/21/99            1,789          $1.625
                            07/22/99            1,789          $1.625
                            07/23/99            1,789          $1.625
                            07/26/99            2,065          $1.625
                            07/27/99            2,064          $1.625
                            07/28/99            2,065          $1.625
                            07/29/99            2,065          $1.625
                            07/30/99            2,065          $1.563
                            08/02/99            2,202          $1.563
                            08/03/99            1,102          $1.750
                            08/04/99            2,070          $1.792
                            08/05/99            2,064          $1.583
                            08/06/99            2,064          $1.708
                            08/09/99            2,133          $1.750
                            08/10/99            2,133          $1.750
                            08/11/99            2,133          $1.813
                            08/12/99            2,133          $1.813
                            08/13/99            2,133          $1.625
                            08/16/99            2,133          $1.625
                            08/17/99            1,858          $1.625
                            08/18/99            1,858          $1.625
                            08/19/99            3,440          $2.938
                            08/19/99            6,880          $2.570
                            08/19/99            3,440          $2.553
                            08/20/99            3,440          $2.563
                            08/20/99            6,880          $2.628
                            08/23/99            3,440          $2.750
                            08/23/99            3,440          $2.562
                            08/24/99            6,880          $2.415
                            08/24/99            6,880          $2.435
                            08/25/99            3,440          $2.344
                            08/26/99            6,880          $2.625
                            08/26/99            6,880          $2.663
                            08/30/99            3,440          $2.520
                            08/30/99            6,880          $2.433
                            08/31/99           13,760          $2.685
                            09/01/99            1,926          $1.830
                            09/02/99            1,926          $1.853
                            09/03/99            1,920          $1.938
                            09/07/99            1,920          $1.938
                            09/08/99            1,371          $2.000
                            09/09/99            1,372          $1.938
                            09/10/99            1,372          $2.000
                            09/13/99            1,372          $1.938
                            09/14/99            1,372          $2.250
                            09/15/99            1,372          $2.000
                            09/16/99            1,372          $2.156
                            09/17/99            1,372          $2.000
                            09/20/99            2,743          $2.250
                            09/21/99            2,743          $2.169
                            09/22/99            2,743          $2.141
                            09/23/99            2,743          $2.078
                            09/24/99            2,743          $2.094
                            09/27/99            2,743          $2.234
                            09/28/99            2,743          $2.000
                            09/29/99            2,743          $2.000
                            09/30/99            2,743          $1.875
                             10/1/99            4,468          $2.188
                             10/1/99            2,745          $2.188
                             10/4/99            3,088          $2.063
                             10/5/99            3,088          $2.125

                             10/6/99            3,088          $2.000
                             10/7/99            3,088          $2.000
                             10/8/99            3,088          $2.056
                            10/11/99            3,088          $2.000
                            10/12/99            3,088          $2.125
                            10/13/99            3,088          $2.035
                            10/14/99            3,088          $1.938
                            10/15/99            3,088          $1.924
                            10/18/99            3,088          $1.938
                            10/19/99            3,088          $1.967
                            10/20/99            3,075          $1.563
                            10/21/99            3,075          $1.438
                            10/22/99            3,075          $1.500
                            10/25/99            3,827          $1.625
                            10/26/99            3,827          $1.790
                            10/27/99            3,827          $1.848
                            10/28/99            3,827          $1.563
                            10/29/99            3,827          $1.250

Since  April  22,  1999,   Aries   Domestic  made  the  following   open  market
acquisitions:

                             Date           No. of Shares     Price
                             ----           -------------     -----
                            04/22/99          400            $2.063
                            04/23/99          400            $2.000
                            04/26/99          300            $1.688
                            04/27/99          400            $1.688
                            04/28/99          400            $1.688
                            04/29/99          400            $1.688
                            04/30/99          300            $1.750
                            05/03/99          150            $1.688
                            05/04/99          290            $1.750
                            05/05/99          290            $1.625
                            05/06/99          290            $1.813
                            05/10/99          470            $1.938
                            05/11/99          480            $1.793
                            05/12/99          470            $1.938
                            05/13/99          475            $1.938
                            05/17/99          590            $1.875
                            05/17/99          470            $2.000
                            05/18/99          590            $2.000
                            05/19/99          590            $1.906
                            05/20/99          594            $2.000
                            05/21/99          590            $1.938
                            05/24/99          650            $1.938
                            05/25/99          650            $2.000
                            05/26/99          650            $1.875
                            05/27/99          650            $1.938
                            05/28/99          650            $2.125
                            05/03/99          500            $1.688
                            05/04/99           10            $1.750
                            05/05/99           10            $1.625
                            05/06/99           10            $1.813
                            05/10/99           10            $1.938
                            05/12/99           10            $1.938
                            05/13/99            5            $1.938
                            05/17/99           10            $1.875
                            05/17/99           10            $2.000
                            05/18/99           10            $2.000
                            05/19/99           10            $1.906
                            05/20/99            6            $2.000
                            05/21/99           10            $1.938
                            05/24/99           10            $1.938
                            05/25/99           10            $2.000
                            05/26/99           10            $1.875
                            05/27/99           10            $1.875
                            05/28/99           10            $1.875
                            06/01/99          650            $2.000
                            06/02/99          650            $2.000
                            06/03/99          650            $2.000
                            06/04/99          650            $2.000
                            06/07/99          500            $1.938
                            06/08/99          505            $2.000
                            06/09/99          500            $2.000
                            06/10/99          500            $2.000
                            06/11/99          500            $1.875
                            06/14/99          440            $2.000
                            06/15/99          450            $1.875
                            06/16/99          440            $1.938
                            06/17/99          446            $1.875
                            06/18/99          446            $1.875
                            06/21/99          535            $1.875
                            06/22/99          540            $1.875
                            06/23/99          530            $1.875
                            06/24/99          530            $1.875
                            06/25/99          530            $1.813
                            06/29/99          530            $1.875
                            06/30/99          520            $1.875
                            07/02/99        1,800            $1.938
                            07/06/99        1,800            $1.938
                            07/07/99          540            $2.125

                            07/08/99          540            $2.125
                            07/12/99          780            $2.000
                            07/13/99          780            $1.813
                            07/14/99          780            $1.875
                            07/15/99          780            $1.745
                            07/16/99          780            $1.813
                            07/19/99          776            $1.688
                            07/20/99          776            $1.688
                            07/21/99          776            $1.625
                            07/22/99          776            $1.625
                            07/23/99          776            $1.625
                            07/26/99          895            $1.625
                            07/27/99          896            $1.625
                            07/28/99          895            $1.625
                            07/29/99          895            $1.625
                            08/02/99          946            $1.563
                            08/03/99          474            $1.750
                            08/04/99          900            $1.792
                            08/05/99          888            $1.583
                            08/06/99          888            $1.708
                            08/09/99          917            $1.750
                            08/10/99          917            $1.750
                            08/11/99          917            $1.813
                            08/12/99          917            $1.813
                            08/13/99          917            $1.625
                            08/16/99          917            $1.625
                            08/17/99          799            $1.625
                            08/18/99          799            $1.625
                            08/19/99        1,480            $2.938
                            08/19/99        1,480            $2.570
                            08/19/99        2,959            $2.553
                            08/20/99        2,959            $2.563
                            08/20/99        1,480            $2.628
                            08/23/99        1,480            $2.750
                            08/23/99        1,480            $2.562
                             8/24/99        2,959            $2.415
                             8/24/99        2,959            $2.435
                             8/25/99        1,480            $2.344
                             8/26/99        2,959            $2.625
                             8/26/99        2,959            $2.663
                             8/30/99        1,480            $2.520
                             8/30/99        2,959            $2.433
                             8/31/99        5,918            $2.685
                              9/1/99          829            $1.830
                              9/2/99          835            $1.853
                              9/3/99          835            $1.938
                              9/7/99          597            $1.938
                              9/8/99          596            $2.000
                              9/9/99          596            $1.938
                             9/10/99          596            $2.000
                             9/13/99          596            $1.938
                             9/14/99          596            $2.250
                             9/15/99          596            $2.000
                             9/16/99          596            $2.156
                             9/17/99          596            $2.000
                             9/20/99        1,192            $2.250
                             9/21/99        1,192            $2.169
                             9/22/99        1,192            $2.141
                             9/23/99        1,192            $2.078
                             9/24/99        1,192            $2.094
                             9/27/99        1,192            $2.234
                             9/28/99        1,192            $2.000
                             9/29/99        1,192            $2.000
                             9/30/99        1,192            $1.875
                            10/01/99        1,173            $2.188
                            10/04/99        1,320            $2.063
                            10/05/99        1,320            $2.125
                            10/06/99        1,320            $2.000
                            10/07/99        1,320            $2.000
                            10/08/99        1,320            $2.056
                            10/11/99        1,320            $2.000
                            10/12/99        1,320            $2.125
                            10/13/99        1,320            $2.035
                            10/14/99        1,320            $1.938
                            10/15/99        1,320            $1.924

                            10/18/99        1,320            $1.938
                            10/19/99        1,320            $1.967
                            10/20/99        1,327            $1.563
                            10/21/99        1,327            $1.438
                            10/22/99        1,327            $1.500
                            10/25/99        1,651            $1.625
                            10/26/99        1,651            $1.790
                            10/27/99        1,651            $1.848
                            10/28/99        1,651            $1.563

Since April 22, 1999, Aries II made the following open market purchases:

                             Date           No. of Shares       Price
                             ----           -------------       -----
                            05/03/99            500           $1.688
                            05/04/99             10           $1.750
                            05/05/99             10           $1.625
                            05/06/99             10           $1.813
                            05/10/99             10           $1.938
                            05/12/99             10           $1.938
                            05/13/99              5           $1.938
                            05/17/99             10           $1.875
                            05/17/99             10           $2.000
                            05/18/99             10           $2.000
                            05/19/99             10           $1.906
                            05/20/99              6           $2.000
                            05/21/99             10           $1.938
                            05/24/99             10           $1.938
                            05/25/99             10           $2.000
                            05/26/99             10           $1.875
                            05/27/99             10           $1.875
                            05/28/99             10           $1.875
                            06/01/99             10           $2.000
                            06/02/99             10           $2.000
                            06/03/99             10           $2.000
                            06/04/99             10           $2.000
                            06/07/99             10           $1.938
                            06/08/99              5           $2.000
                            06/09/99             10           $2.000
                            06/10/99             10           $2.000
                            06/11/99             10           $1.875
                            06/14/99             10           $2.000
                            06/16/99             10           $1.938
                            06/17/99              4           $1.875
                            06/18/99              4           $1.875
                            06/21/99              5           $1.875
                            06/23/99             10           $1.875
                            06/24/99             10           $1.875
                            06/25/99             10           $1.813
                            06/29/99             10           $1.875
                            06/30/99             20           $1.875
                            07/01/99          1,800           $1.938
                            07/07/99             18           $2.125
                            07/08/99             20           $2.125
                            07/12/99             26           $2.000
                            07/13/99             26           $1.813
                            07/14/99             26           $1.875
                            07/15/99             26           $1.745
                            07/16/99             26           $1.813
                            07/16/99             35           $1.625
                            07/19/99             35           $1.688
                            07/20/99             35           $1.688
                            07/21/99             35           $1.625
                            07/22/99             35           $1.625
                            07/23/99             35           $1.625
                            07/26/99             40           $1.625
                            07/27/99             40           $1.625
                            08/19/99            161         $  2.938
                            08/19/99             80         $  2.570
                            08/19/99             80         $  2.553
                            08/20/99             80         $  2.563
                            08/20/99            161         $  2.628
                            08/23/99             80         $  2.750
                            08/23/99             80         $  2.562
                            08/24/99            161         $  2.415
                            08/24/99            161         $  2.435
                            08/25/99             80         $  2.344
                            08/26/99            161         $  2.625
                            08/26/99            161         $  2.663
                            08/30/99             80         $  2.520
                            08/30/99            161         $  2.433
                            08/31/99            322         $  2.685
                            09/01/99             45         $  1.830

                            09/02/99             45         $  1.853
                            09/03/99             45         $  1.938
                            09/07/99             32         $  1.938
                            09/08/99             32         $  2.000
                            09/09/99             32         $  1.938
                            09/10/99             32         $  2.000
                            09/13/99             32         $  1.938
                            09/14/99             32         $  2.250
                            09/15/99             32         $  2.000
                            09/16/99             32         $  2.156
                            09/17/99             32         $  2.000
                            09/20/99             65         $  2.250
                            09/21/99             65         $  2.169
                            09/22/99             65         $  2.141
                            09/23/99             65         $  2.078
                            09/24/99             65         $  2.094
                            09/27/99             65         $  2.234
                            09/28/99             65         $  2.000
                            09/29/99             65         $  2.000
                            09/30/99             65         $  1.875
                             10/1/99          1,860         $  2.188
                             10/1/99             82         $  2.188
                             10/4/99             92         $  2.063
                             10/5/99             92         $  2.125
                             10/6/99             92         $  2.000
                             10/7/99             92         $  2.000
                             10/8/99             92         $  2.056
                            10/11/99             92         $  2.000
                            10/12/99             92         $  2.125
                            10/13/99             92         $  2.035
                            10/14/99             92         $  1.938
                            10/15/99             92         $  1.924
                            10/18/99             92         $  1.938
                            10/19/99             92         $  1.967
                            10/20/99             98         $  1.563
                            10/21/99             98         $  1.438
                            10/22/99             98         $  1.500
                            10/25/99            122         $  1.625
                            10/26/99            122         $  1.790
                            10/27/99            122         $  1.848
                            10/28/99            122         $  1.563

Item 4. Purpose of Transaction.

        The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

        Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

        Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a) As of Nov 1, 1999, Dr. Rosenwald, both personally and through acquisition of the shares by the Aries Fund, Aries Domestic and Aries II, beneficially owned 4,551,538 Shares or
                 39.22%  of  the  Issuer's   securities  and  Paramount  Capital
                 beneficially owned 3,117,585 Shares or 30.2% of the Issuer's securities. Aries Domestic and the Aries Fund beneficially owned as fol-lows:
                                                               Amount Owned
                                                               ------------
                      Aries Domestic                          973,398 Shares
                      Aries II                                 10,504 Shares
                      Aries Fund                            2,133,638 Shares

Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person's each disclaim beneficial ownership of the securities held by each other.

         (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic, Aries II and Aries Fund.

          Other than as set forth herein the Report-ing Parties have not engaged in any transactions in the Common Stock of the Issu-er during the past 60 days.

          (d) & (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Paramount Capital is the Investment Manager of the Aries Fund and the General Partner of each of Aries Domestic and Aries II and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Fund, Aries Domestic and Aries II.

         Dr. Rosenwald is the Chairman and sole stockholder of Paramount Capital. Mr. Steve Kanzer, formerly a Senior Managing Director of the Placement Agent (as defined below), joined the Board of Directors of the Issuer in connection with the initial investment by Aries Domestic and the predecessor in interest to the Aries Fund, the Aries Trust, a Cayman Island trust in June 1996 and receives compensation for such services.

         Pursuant to Article 6 of the Subscription Agreement executed by the Issuer and each investor in the Private Placement, the Aries Fund and Aries Domestic are entitled to the contractual rights (the "Article VI Rights") attached to the shares of Common Stock acquired in the Private Placement as set forth in Exhibit A to Amendment No. 4.

         Paramount Capital, Inc., (the "Placement Agent") an NASD member broker dealer and an affiliate of Aries Domestic and the Aries Fund has acted as Placement Agent for the Issuer and has received certain fees for such services including warrants (the "Placement Warrants") to purchase 864,865 shares of Common Stock with attached contractual rights at an exercise price equal to $2.54375. On October 16, 1997, the Issuer and the Placement Agent
         entered into a twenty-four (24) month engagement agreement, pursuant to which the Placement Agent received a cash retainer and standard success fees. In addition the Placement Agent and/or its designees received warrants (the "Advisory Warrants") to purchase 1,297,297 shares of Common Stock with attached contractual rights at an exercise price equal to $2.54375. The engagement agreement expired by its terms on October 16, 1999. The Placement and Advisory Warrants became exercisable on April 16, 1998.

         Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits:

Exhibit A -  Copy of an  Agreement  between Dr.  Rosenwald,  Paramount  Capital,
             Aries  Domestic  Aries II and Aries Fund to file this  Statement on
             Schedule 13D on behalf of each of them.

Exhibit B -  List of executive  officers and directors of Paramount  Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -  List of  executive  officers and  directors  of Aries  Domestic and
             Aries II and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -  List  of  executive  officers  and  directors  of  Aries  Fund  and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.


Dated:         November 5, 1999
               New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                           ------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                         ARIES DOMESTIC FUND, L.P.
                                         By: Paramount Capital Asset Management,
                                             Inc.
                                             General Partner

Dated:         November 5, 1999
               New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                           ------------------------------------
                                           Lindsay A. Rosenwald, M.D.
                                           Chairman


                                         ARIES DOMESTIC FUND II, L.P.
                                         By: Paramount Capital Asset Management,
                                             Inc.
                                             General Partner

Dated:         November 5, 1999
               New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                           ------------------------------------
                                           Lindsay A. Rosenwald, M.D.
                                           Chairman


                                         THE ARIES FUND
                                         By: Paramount Capital Asset Management,
                                             Inc.
                                             Investment Manager


Dated:         November 5, 1999
               New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                           ------------------------------------
                                           Lindsay A. Rosenwald, M.D.
                                           Chairman


Dated:         November 5, 1999
               New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                           ------------------------------------
                                           Lindsay A. Rosenwald, M.D.

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

               The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Endorex Corp., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                        PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:         November 1, 1999
               New York, NY             By /s/ Lindsay A. Rosenwald. M.D.
                                          ------------------------------------
                                               Lindsay A. Rosenwald, M.D.
                                               Chairman


                                        ARIES DOMESTIC FUND, L.P.
                                        By: Paramount Capital Asset Management,
                                            Inc.
                                            General Partner

Dated:         November 1, 1999
               New York, NY             By /s/ Lindsay A. Rosenwald. M.D.
                                          -------------------------------------
                                               Lindsay A. Rosenwald, M.D.
                                               Chairman


                                        ARIES DOMESTIC FUND II, L.P.
                                        By: Paramount Capital Asset Management,
                                            Inc.
                                            General Partner

Dated:         November 1, 1999
               New York, NY             By /s/ Lindsay A. Rosenwald. M.D.
                                          -------------------------------------
                                               Lindsay A. Rosenwald, M.D.
                                               Chairman

                                        THE ARIES FUND
                                        By: Paramount Capital Asset Management,
                                            Inc.
                                            Investment Manager

Dated:         November 1, 1999
               New York, NY             By /s/ Lindsay A. Rosenwald. M.D.
                                          -------------------------------------
                                               Lindsay A. Rosenwald, M.D.
                                               Chairman


Dated:         November 1, 1999
               New York, NY             By /s/ Lindsay A. Rosenwald. M.D.
                                          -------------------------------------
                                               Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

        The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                           PRINCIPAL OCCUPATION
        NAME                                  OR EMPLOYMENT
        ----                                  -------------

Lindsay A. Rosenwald, M.D.         Chairman  of the Board of  Paramount  Capital
                                   Asset  Management,  Inc.,  Paramount  Capital
                                   Investments, LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.               President   of   Paramount    Capital   Asset
                                   Management,     Inc.,    Paramount    Capital
                                   Investments, LLC and Paramount Capital, Inc.

Peter Morgan Kash                  Director   of   Paramount    Capital    Asset
                                   Management,  Inc., Senior Managing  Director,
                                   Paramount Capital, Inc.

Dr. Yuichi Iwaki                   Director   of   Paramount    Capital    Asset
                                   Management,  Inc., Professor,  Uni versity of
                                   Southern California School of Medicine


Item 2.

        During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

        The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic and Aries II is as follows:

                                                   PRINCIPAL OCCUPATION
        NAME                                          OR EMPLOYMENT
        ----                                          -------------

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

        The name and principal occupation or employment, which in each instance is with The Aries Master Fund ("Aries Fund") located at c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman, of each executive officer and director of Aries Trust is as follows:

                                                       PRINCIPAL OCCUPATION
        NAME                                              OR EMPLOYMENT
        ----                                              -------------

Paramount Capital Asset Management, Inc.               Investment Manager

MeesPierson (Cayman) Management Limited                Administrator

        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, neither of the above persons (to the best of Aries Fund's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.